UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Fourth Quarter 2012 Euro and GBP Equivalent Dividend
Payments
THE HAGUE, The Netherlands, March 8, 2013/PRNewswire-FirstCall/ --
The Board of Royal Dutch Shell plc ("RDS") (NYSE: RDS.A) (NYSE: RDS.B) today announced the pounds sterling and euro equivalent dividend payments in respect of the fourth quarter 2012 interim dividend, which was announced on January 31,
2013 at US$0.43 per A ordinary share ("A Share") and B ordinary share ("B
Share").
Dividends on A Shares will be paid, by default, in euro at the rate of EUR0.3314 per A Share. Holders of A Shares who have validly submitted pounds sterling currency elections by March 1, 2013 will be entitled to a dividend of 28.79p per
A Share.
Dividends on B Shares will be paid, by default, in pounds sterling at the rate of 28.79p per B Share. Holders of B Shares who have validly submitted euro currency elections by March 1, 2013 will be entitled to a dividend of EUR0.3314 per B Share.
This dividend will be payable on March 28, 2013 to those members whose names were on the Register of Members on February 15, 2013.
Taxation cash dividends
Dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A
Share dividends may also be entitled to a non-payable dividend tax credit in the
United Kingdom.
Shareholders resident in the United Kingdom, receiving dividends on B Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the fourth quarter 2012 interim dividend of US$0.43 (28.79p or
EUR0.3314) is US$0.05 (3.20p or EUR0.0368) per ordinary share and the dividend and tax credit together amount to US$0.48 (31.99p or EUR0.3682).

    Royal Dutch Shell plc

    ENQUIRIES:

    Shell Media Relations:
    International, UK, European Press
    +44-207-934-5550

    Shell Investor Relations:
    Europe: Tjerk Huysinga
    + 31-70-377-4540
    North America: Ken Lawrence
    +1-713-241-1042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 13 March 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary